

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2019

Robert Eulau
Chief Financial Officer
Western Digital Corporation
5601 Great Oaks Parkway
San Jose, California 95119

> **Re: Western Digital Corporation**
> **Form 10-K for the Fiscal Year Ended June 28, 2019**
> **Filed August 27, 2019**
> **File No. 001-08703**

Dear Mr. Eulau:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Technology